Exhibit 99.1

ZIM Announces Full Early Redemption of $349 Million
Principal Amount of Series 1 and 2 Notes Due 2023

Full Early Redemption Based on Continued Strong Cash Flow Generation

Haifa, Israel, April 22, 2021 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today that it intends to perform a mandatory excess cash redemption of 100% of its Series 1 and 100% Series 2 unsecured notes due 2023 (together, the “Notes”) at an aggregate amount of $351.6 million, including accrued interest and accumulated PIK interest, in accordance with the terms of the indenture governing the Notes (the “Indenture”).

Eli Glickman, ZIM President & CEO, stated, “We are pleased to redeem the entire $349 million principal amount outstanding on our Series 1 and 2 Notes. ZIM’s success in achieving this important milestone, earlier than expected and earlier than the stated maturity by two whole years, highlights the benefits of our global niche strategy and our continued robust cash flow generation. With significant financial strength and a differentiated, proven approach, we remain in a strong position to capitalize on favorable container liner shipping fundamentals for the benefit of our shareholders.”

This early redemption constitutes 100% of the outstanding Notes. Pursuant to the Indenture, the redemption date is set for June 21, 2021 (the "Redemption Date"). Below is the outstanding principal to be redeemed and the interest payment in U.S. Dollar amount, and the interest payment as a percentage of the outstanding principal, for each series:

•	Series 1A Notes - $215,283,091 outstanding principal and $1,614,623 interest payment (0.75000% on the redeemed outstanding principal).
•	Series 1B Notes - $2,152,415 outstanding principal and $16,143 interest payment (0.75000% on the redeemed outstanding principal).
•	Series 2A Notes - $94,659,143 outstanding principal and $14,854,111 interest payment including accumulated PIK interest (15.69221% on the redeemed outstanding principal).
•	Series 2B Notes - $19,922,812 outstanding principal and $3,126,329 interest payment including accumulated PIK interest (15.69221% on the redeemed outstanding principal).

About ZIM

ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) is a global, asset-light container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. For additional information, please visit www.zim.com.

Forward Looking Statements

This press release contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events or results. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption "Risk Factors" in its 2020 Annual Report.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com